Exhibit 5
MAURICE J. KOURY
P.O. BOX 850
BURLINGTON, NC 27261
November 6, 2007
John Cameron Coburn (Chairman, President and CEO)
Cape Fear Bank Corporation
1117 Military Cutoff Road
Wilmington, North Carolina 28405
Dear Mr. Coburn:
As I feel certain are the sentiments of most Cape Fear Bank Corporation (“CAPE” or “the Company”) shareholders, I find the third quarter results most disappointing! In most communications that I read from you with the shareholders or the press, you continually take cover and blame the Company’s lackluster performance on opening new branches. Yet even with two new branches open a full year, the year over year revenue growth has only been a shameful 1.6%. Is this the great promise we can all expect? From what I can see, it appears that the revenue of the Company has been virtually stagnant for five consecutive quarters. I also find it quite disturbing that Company earnings per share are down a whopping 50% compared to the same period last year. It is also important to note that if one focuses on the earnings before the loan loss provision (and the provision was $436,000 in Q3, 2006 versus $50,000 in Q3, 2007), third quarter 2007 earnings are less than half the earnings of Q3 2006. This is clearly unsatisfactory by any measure!
Mr. Coburn, I have grown weary of continued poor performance and inaction on the part of Company management and the board. The time has come for the board to act! I reiterate my suggestion that the board engage an independent investment banking firm to review the Company’s strategic alternatives, including a possible sale of the Company. To continue the current “plan” will only lead to further erosion in shareholder value. You have a fiduciary duty to the shareholders to not let that happen.
I remain committed to meet with the board to discuss ways to maximize shareholder value. You have not, however, accepted my invitation to date.
Sincerely,

/s/ Maurice J. Koury
Maurice J. Koury

cc:	Walter Lee Crouch, Jr. Windell Daniels Craig S. Relan Jerry D. Sellers John D. Sellers John Davie Waggett Walter O. Winter